Exhibit 16.1

February 10, 2022

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Ethan Allen Interiors Inc. (the “Company”) and, under the date of August 19, 2021, we reported on the consolidated financial statements of the Company as of and for the years ended June 30, 2021 and 2020 and the effectiveness of internal control over financial reporting as of June 30, 2021. On February 7, 2022, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated February 10, 2022, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that during the fiscal years ended June 30, 2021 and 2020, neither the Company nor anyone on its behalf consulted with CohnReznick LLP regarding any of the matters described in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Very truly yours,

/s/ KPMG LLP